SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number- 000-51139

NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K   [_] Form 11-K [_] Form 20-F [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended: December 31, 2008

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                         NAVIDEC FINANCIAL SERVICES, INC.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

                      2000 South Colorado Blvd, Suite 200
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

                              Denver, CO 80222
________________________________________________________________________________
City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

(a) the reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
[X]       |

(b) the subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, Form 11-K or Form N-SAR, or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

The Registrant, a result of its prior auditors’ PCAOB revocation was required to conduct a re-audit of its financial statements for the year ended December 31, 2007, in addition to its audit of its financial statements for the year ended December 31, 2008 and such work has hampered the Registrant’s ability to complete the financial statements for the year ended December 31, 2008 before the required filing date for the subject Annual Report on Form 10-K. The Registrant intends to file the subject Annual Report on Form 10-K on or before the fifteenth calendar day following the prescribed due date.

                                    PART IV
                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this
     Notification

     John McKowen                               (303) 222-1000
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               (Name)                     (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is No, identify report(s).

[X] Yes [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [X] Yes [_] No

     If so: attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NAVIDEC FINANCIAL SERVICES, INC.

--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2009     by: /s/John R. McKowen
    -------------------            ---------------------------------------------
                                              John R. McKowen, CEO

     INSTRUCTION:  The form may be signed by an executive officer of the Registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).

EXPLANATION OF ANTICIPATED CHANGE

During the re-audit of 2007 results, we have become aware of an issue pertaining to calculation of basis of our investment in BPZ stock.   We believe that this basis might be higher, thereby reducing investment gains.  There are some other issues with proper cut off of expenses at the end of 2007.  At this point in time, we are not able to quantify the amount.